NORSAT APPOINTS ANDREW HARRIES TO ITS BOARD OF DIRECTORS

Vancouver, British Columbia – November 29, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, announced today that Mr. Andrew Harries has been appointed to its Board of Directors.

Mr. Harries has extensive experience in corporate strategy, financing, global alliances and business growth.   A co-founder of Sierra Wireless, Inc. (TSX: SW), Mr. Harries played a major role in positioning that company to secure TSX and NASDAQ public listings and grow its annual revenues to over US $200 million prior to his departure.  Most recently, Mr. Harries acted as founding President and CEO of Zeugma Systems, a telecommunications systems supplier that delivered open solutions to accelerate new service deployment for broadband service providers. In that role, he oversaw Zeugma’s evolution from initial seed funding in 2004, through development and commercialization to its sale to Tellabs, Inc. in November 2010.  Currently, Mr. Harries Chairs the Board of Directors, Science World British Columbia and is Chair of Simon Fraser University Business Dean's External Advisory Board. Mr. Harries holds a Master of Business Administration degree from Simon Fraser University.

“On behalf of the Board, I would like to welcome Andrew to the Norsat team,” said Mr. Fabio Doninelli, Norsat’s Chairman. “Andrew brings a wealth of experience in effectively growing technology companies, both organically and through acquisitions. Accordingly, we believe he is a strong addition to our Board.”

"I am pleased to join Norsat’s Board - especially during this time of strategic development and expansion,” said Mr. Harries. “I welcome the opportunity to leverage my experience to help guide Norsat’s future progress and look forward to participating in its long-term growth."

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Additionally, through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com